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EXHIBIT 12.1

Alliant Techsystems Inc.
Statement Re: Computation of Ratios
(dollars in thousands)

	2000		2001		2002		2003		2004
Earnings:
Income from operations before taxes	$87,230		$103,394		$121,334		$197,477		$217,796
Plus fixed charges	35,210		35,071		105,608		81,968		63,376

Earnings	$122,440		$138,465		$226,942		$279,445		$281,172

Fixed Charges:
Interest expense, including amortization of debt issue costs	$33,999		$33,738		$103,547		$79,495		$60,327
Estimated interest factor of rental expense	1,211		1,333		2,061		2,473		3,049

Fixed Charges	$35,210		$35,071		$105,608		$81,968		$63,376

Ratio of Earnings to Fixed Charges(1)	3.48	x	3.95	x	2.15	x	3.41	x	4.44	x
Implied interest rate on rent	8.0%		8.0%		7.0%		7.0%		7.0%

(1)
For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

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Alliant Techsystems Inc. Statement Re: Computation of Ratios (dollars in thousands)